Exhibit 12.1

BHP Billiton Combined

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended 30 June
	2005	2004	2003	2002	2001
(US$ Millions)
UK GAAP Measurement
Earnings
Income before income taxes, excluding minority interest and equity in earnings of associates and JV’s, after exceptional items	7,942.0	4,093.0	2,567.0	2,387.0	2,416.0

add:
Fixed charges	461.6	423.8	441.9	591.2	767.9
Distributed income of equity method investees	255.0	203.0	197.0	149.0	166.0
Subtract:
Capitalized Interest	(85.0)	(97.0)	(103.0)	(58.0)	(39.0)
Preference security dividend requirements of consolidated subsidiaries	(25.0)	(23.0)	(24.0)	(39.0)	(83.0)

Total adjusted earnings	8,548.6	4,599.8	3,078.9	3,030.2	3,227.9

Fixed Charges
Interest costs (expensed and capitalized)	360.0	344.0	376.0	477.0	584.0
Portion of rent expense representative of interest factor	76.6	56.8	41.9	75.2	100.9
Pre-tax earnings required to cover any preferred stock dividend requirements	25.0	23.0	24.0	39.0	83.0

Total fixed charges	461.6	423.8	441.9	591.2	767.9

Ratio of Adjusted Earnings to Fixed Charges	18.5	10.9	7.0	5.1	4.2

US GAAP Measurement
Earnings
Income before income taxes, excluding minority interest and equity in earnings of associates and JV’s, after exceptional items	7,940.0	3,140.0	2,261.0	2,235.0	1,674.0

add:
Fixed charges	461.6	423.8	441.9	591.2	424.1
Distributed income of equity method investees	255.0	203.0	197.0	149.0	28.0

Subtract:
Capitalized Interest	(85.0)	(97.0)	(103.0)	(58.0)	(15.0)
Preference security dividend requirements of consolidated subsidiaries	(25.0)	(23.0)	(24.0)	(39.0)	(63.0)

Total adjusted earnings	8,546.6	3,646.8	2,772.9	2,878.2	2,048.1

Fixed Charges
Interest costs	360.0	344.0	376.0	477.0	270.0
Portion of rent expense representative of interest factor	76.6	56.8	41.9	75.2	91.1
Pre-tax earnings required to cover any preferred stock dividend requirements	25.0	23.0	24.0	39.0	63.0

Total fixed charges	461.6	423.8	441.9	591.2	424.1

Ratio of Adjusted Earnings to Fixed Charges	18.5	8.6	6.3	4.9	4.8